Exhibit 4.43

August 25, 2004

BY PERSONAL DELIVERY

Mr. Dan Brazier

316 Lori Avenue

Stouffville (Ontario)  L4A 6C2

Re: Employment Agreement

Dear Dan:

By this letter we hereby confirm that your employment agreement with Draxis Health Inc. dated April 27, 2004 (the “Employment Agreement”) is amended as follows:

•                  By deleting and replacing paragraphs 1 and 2 of Section 13 as follows:

If at the end of two years of service (which period shall be deemed to commence as of July 1, 2003) you determine, solely at your discretion, that the position of Senior Vice President Corporate Development and Strategic Planning is not satisfactory for you, during that window (which shall be deemed to be the period between June 1, 2005 to December 31, 2005) it is agreed between the parties that your termination payment shall be the sum of $390,000 less any required deductions, which sum represents the termination payment DRAXIS would have paid to you following the Shire Transaction.

In addition, if your employment is terminated without cause during the period commencing July 21, 2003 and ending December 31, 2005, your termination payment shall be equal to two times your Base Salary at that date, less any required deductions.  In addition to said salary payment, DRAXIS shall pay you the following amounts: (i) all outstanding vacation pay and any earned but unpaid salary up to the date of such termination within two weeks of the date of termination; (ii) reimburse you for any business expenses incurred by you up to and including the date of such termination following provision by you of applicable receipts; and (iii) ensure it has complied with all statutory obligations imposed by the Ontario Employment Standards Act.  This payment shall be guaranteed and shall not be subject to set off or deduction as a result of your obtaining alternate employment following such termination or otherwise mitigating any damages arising from such termination.  In all other instances, the following Termination Provisions shall prevail:

All of the other terms and conditions of your Employment Agreement remain unchanged.  We would ask that you confirm your acceptance of these modifications by signing the duplicate of this letter.

If you have any questions concerning these modifications, please do not hesitate to communicate with the undersigned.

Regards,

DRAXIS HEALTH INC.

Dr. Martin Barkin

President and Chief Executive Officer

I hereby confirm having read the above mentioned modifications to my employment agreement dated April 27, 2004 and hereby confirm my acceptance of said modifications.

Signed this       day of             , 2004 at                    .

Dan Brazier